UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-14565

NOTIFICATION OF LATE FILING	CUSIP NUMBER 356108100

(Check one): ☒ Form 10-K ☐  Form 20-F ☐  Form 11 -K ☐  Form 10-Q ☐  Form 10-D ☐  Form N-CEN ☐  Form N-CSR

For Period Ended: February 3, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-CEN

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fred’s, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

4300 New Getwell Road
Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38118
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fred’s, Inc. (the “Company”) is delayed in preparing and filing its Annual Report on Form 10-K for the year ended February 3, 2018 (“Form 10-K”) by the April 19, 2018 filing due date applicable to accelerated filers. During the fourth quarter of 2017, the Company’s board of directors approved a plan to actively market for sale the Company’s specialty pharmacy business. The specialty pharmacy business meets the criteria for “Assets held for Sale” in accordance with Accounting Standards Codification (“ASC”) Topic 360 (ASC 360), Property, Plant and Equipment as of February 3, 2018 and, as such, the Company will be presenting the results of operations for the specialty pharmacy business as discontinued operations in accordance with ASC 205-20, Results of Operations – Discontinued Operations for all periods presented in the Form 10-K. Accordingly, the Company requires additional time to complete the accounting and reporting processes necessary to satisfy the requirement to reflect the discontinuation of its specialty pharmacy operations. The Company anticipates that the financial statements will be completed in sufficient time to allow for the filing of its Form 10-K on or before the fifteenth calendar day following the original filing due date of the Form 10-K.

Forward-Looking Statements

Statements in this notification about the expected timing of the filing of the 10-K, the marketing for sale of the Company’s specialty pharmacy business and the Company’s results of operations, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of risks, uncertainties and assumptions that could cause the actual results to differ materially from such forward-looking statements, including, among other things, the time needed for the Company to finalize and file its Form 10-K, the ability of the Company to identify a buyer of the specialty pharmacy business and, if a buyer is identified, the terms and conditions of such transaction, whether such transaction might close, and the impact of such sale on our business and results of operations. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joe Anto	(901)	365-8880
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there may be a significant change in the Company’s results of operations for the year ended February 3, 2018, as compared to the corresponding period for the last fiscal year, primarily due to the Company’s presentation of the results of operations for the specialty pharmacy business as discontinued operations in accordance with ASC 205-20, Results of Operations – Discontinued Operations. Except for the removal of the Company’s specialty pharmacy business from continuing operations, the Company anticipates that its continuing operations for the year ended February 3, 2018 will not differ significantly from the corresponding period for the last fiscal year, except to the extent already disclosed by the Company in its prior filings.

For the reasons described in part III, the Company requires additional time to complete the accounting and reporting processes necessary to satisfy the requirement to reflect the discontinuation of its specialty pharmacy operations, and as such, the Company is unable to provide a reasonable estimate of the changes in results of operations for the year ended February 3, 2018 from the results of operations for the corresponding period for the last fiscal year.

Fred’s, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 17, 2018	By.	/s/ Joe Anto
Name: Joe Anto Title: Executive Vice President, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).